Global Casinos, Inc.

1507 Pine Street

Boulder, CO  80302

303-449-2100

February 26, 2010

VIA EDGAR

Linda Cvrkel, Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 3561

Washington, DC  20549

Re:

Global Casinos, Inc.

Form 10-K for the year ended June 30, 2009

Filed September 28, 2009

File No. 0-15415

Ladies and Gentlemen:

To expedite your review, please accept the following in response to the comments of the Commission dated January 15, 2010:

Comment 1: Management changes resulting from the termination of the Company’s prior president in December 2005, and the resignation of the parent company’s bookkeeper in 2008 generally led to the termination of the Shared Services Agreement (“Agreement”).  The president position was filled by one of the Company’s directors, who also operates a law practice in Boulder, Colorado.  Management determined that the facilities defined in the Agreement were not necessary considering the limited activity of the parent company, and that those activities could be easily absorbed within the President’s law practice facilities.  Currently, the bookkeeping for the parent company is being performed by the President’s paralegal assistant, for which she is compensated $1,000 per month, which is included in our operating, general and administrative expenses.  Any other clerical services, as well as services performed by the Company’s president are charged to the Company via the president’s legal billings to the Company, which are disclosed as related party transactions and included in our operating, general and administrative expenses.  Any other potential costs associated with this arrangement are considered immaterial.

We will revise future filings to discuss the nature of these expenses and how they are accounted for within the financial statements.

Comment 2: We have reviewed the presentation of gains (losses) on asset disposals and will revise future filings to include such items within operating income (loss).

Comment 3: The dividends declared and paid on the Series D Preferred stock have been charged to additional paid in capital as the Company does not have retained earnings from which to pay the dividends, and as such we consider the dividends  a return of capital.

Comment 4: We will revise future filings to include an accounting policy footnote regarding goodwill as follows:

Goodwill

Goodwill, which resulted from the purchase price in excess of the fair value of the underlying assets purchased and liabilities assumed in the acquisition of the Doc Holliday Casino in March 2008, is reviewed for impairment annually at the Doc Holliday Casino reporting unit level as of June 30, and whenever the occurrence of an event or a change in circumstances would suggest that the carrying value of goodwill might be in excess of the casino’s fair value.  Such factors include adverse changes in the business climate, and significant and unexpected changes in the reporting unit’s cash flows. Goodwill is carried at historical cost if the estimated fair value is greater than the carrying amounts. However, in the event that the estimated fair value is less than the carrying amount, goodwill is considered impaired and the carrying value of goodwill would be reduced to its estimated fair value through an impairment charge to the Company's consolidated statements of operations. The fair value of goodwill has been determined from time-to-time using the discounted future cash flow method, the cost and market approach obtained by independent appraisal, or a combination thereof.

Comment 5: We performed the most recent goodwill impairment test for the Doc Holliday Casino reporting unit as of June 30, 2009.  The test performed resulted in a fair value significantly in excess of the carrying value.  Should future tests result in the reporting unit to be at risk of failing step one of the impairment test, we will consider additional disclosures as noted in your comment and per guidance in ASC 350-20 and FAS 142.  We will revise future filings as discussed in our response to your comment #4.

Comment 6: The Doc Holliday lease does not contain any scheduled rent increases or abatements since our assumption of the lease in 2008.  The three percent cap on annual increases refers to a condition of the lease which states that any building maintenance expenses (e.g. common area expenses) paid by the tenant are limited to a 3% year-over-year increase from a base year (2004) designated in the lease.  Therefore, we believe the accounting for the lease conforms to the straight-line provisions of ASC 840-20-25-1 (FAS 13).  We will revise future filings regarding discussions of the lease to clarify the nature of the 3% cap on increases in building maintenance expenses.

Comment 7:   The credit against future monthly rent payments is dependent upon the amounts by which we pay building maintenance expenses in excess of the maximum allowable per year.  The maximum allowable per year is limited to annual increases of 3% over the prior year beginning with the base year (2004).  Therefore, in order to provide a matching of the rent expense for an accounting period with the amounts of excess building expenses, we must estimate what the annual excess building maintenance expenses will be, and straight line that monthly estimation as a reduction of current rent expense, and an accumulation of the credit available for future reductions of cash paid for rent.  We note here that the measurement period is from April through March, while the credit usage period is from the following August through July.  The estimates are reviewed periodically against actual building expenditures and are adjusted as considered necessary.  The matching principle as well as the straight-line provisions of ASC 840-20-25 (FAS 13), provide the guidance used in determining the proper accounting for this lease feature.

Comment 8: The recognition of consulting expenses is dependent upon the performance and payment provisions contained in the agreements.  We will revise future filings to include the following accounting policy footnote, as well as expand disclosures to further define accounting for specific consulting contracts where appropriate.

Consulting Expenses

From time-to-time the Company engages consultants to perform various professional and administrative functions including public relations and corporate marketing.  Expenses for consulting services are generally recognized when services are performed and billable by the consultant.  In the event an agreement requires payments in which the timing of the payments is not consistent with the performance of services, expense is recognized as either service events occur, or recognized evenly over the period of the consulting agreement where specific services performed under the agreement are not readily identifiable.  Consulting agreements in which compensation is contingent upon the successful occurrence of one or more events are only expensed when the contingency has been, or is reasonably assured to be met.

Comment 9: Paragraph 51b of SFAS 141 states: “The primary reason for the acquisition, including a description of the factors that contributed to a purchase price that results in the recognition of goodwill.”

Within the Acquisition footnote, we state, “We anticipate our acquisition of the Casino will allow us to benefit from joint marketing efforts, and to a lesser degree reduce its administrative operating expenses through economies of scale.”  We believe this statement satisfied at least the first phrase of the disclosure requirement.  With respect to the “factors” that contributed to the purchase price that resulted in recognition of goodwill, the statement within the footnote that, “Intangible assets purchased have been determined to have minimal value…,” along with the table that follows clearly show the financial  “factors” that contributed to the recognition of goodwill in this arms length transaction.  We believe our disclosures regarding this acquisition were appropriate under the requirements of SFAS 141.

Comment 10: The only component of the net deferred tax asset (which is fully allowed for in the consolidated financial statements) is the tax benefit of the NOL carry-forward, which is disclosed in the table.  However, we will review the language used and adjust the disclosure in future filings to ensure clarity and conformance with SFAS 109.

Further, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Global Casinos, Inc.

By:

/s/ Todd Huss

          Todd Huss

          Chief Financial Officer